IROQUOIS CAPITAL MANAGEMENT, LLC
641 LEXINGTON AVENUE, 26TH FLOOR
NEW YORK, NY 10022

February 5, 2014

MGT Capital Investments, Inc.
500 Mamaroneck Avenue
Suite 204
Harrison, New York 10528
Attn: Robert Ladd, President and Chief Executive Officer
Robert Traversa, Treasurer and Chief Financial Officer

Cc: Board of Directors

Dear Messrs. Ladd and Traversa,

Iroquois Capital Management, LLC, together with its affiliates ("Iroquois Capital"), currently beneficially owns approximately 9.99% of the outstanding common stock of MGT Capital Investments, Inc. ("MGT" or the "Company"), making us the Company's largest unaffiliated shareholder. We were extremely surprised, to say the least, to read the Company's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on January 21, 2014 (the "8-K") in which the Company selectively disclosed and grossly misconstrued our private discussion with you on January 15, 2014. We are quite frankly disturbed that you have taken portions of our discussion so blatantly out of context and have spun them for your own selfish interests all in an effort to (i) mislead shareholders as to our positive intentions with respect to creating value for the benefit of all shareholders and (ii) entrench the current management team and Board of Directors of the Company (the "Board").

We likewise have serious concerns with the series of shareholder-unfriendly actions approved by the Board on January 26, 2014. The Board's decisions, in the face of shareholder pressure, to reactively (i) extend your respective employment agreements, (ii) adopt potentially costly change of control benefits for additional executives, and (iii) approve a series of bylaw amendments collectively designed to make it more difficult and costly for shareholders to lawfully exercise their rights, demonstrate this Board's complete contempt for its shareholders and call into question whose interests this Board is seeking to protect. We should not need to remind the Board that its fiduciary duties are to MGT shareholders, not executives who have proven to be inadequate and ineffective.

That being said, given your horrendous record as stewards of shareholder value, maybe we should not be so surprised by your shamelessly desperate and transparent tactics to deflect accountability. Surely, there is no way to misinterpret or otherwise hide the fact that since Mr. Ladd took over as MGT's CEO in February 2011, shareholders have suffered substantial dilution and loss of value under a share price that has declined by more than 72% while the Company's market capitalization has more than doubled. The market currently reflects the lack of confidence in your ability to unlock value at MGT. In fact, on January 30, 2014, the day the Company filed a Form 8-K to report the Board's recent entrenchment-minded actions, MGT's share price declined more than 6% while the broader markets were flat. Given your lack of credibility and poor track record, we think shareholders will see right through your thinly-veiled attempt to paint us as the bad actors here.

Since, however, the Company has taken it upon itself to disingenuously disclose our private dialogue, we are compelled to fill in some of the missing details and correct some of the inaccurate statements in the 8-K, as well as let be known our reasons for seeking to meet with you in the first place.

First and foremost, to set the record straight, the so-called "vague proposal" the Company speaks of in the 8-K only came about following Mr. Ladd's unwillingness during our meeting to constructively discuss any of our value-enhancing recommendations for MGT. In response, we suggested that perhaps the source of the Company's serious issues is Mr. Ladd himself, and that he should be removed as CEO and his excessive severance should be paid by way of transferring certain assets MGT acquired from one of the poorly executed acquisitions he led, of which he speaks so highly, instead of using Company cash at the expense of shareholders. Conveniently, the 8-K omits any mention of Mr. Ladd's suggestion during our meeting that he would not hesitate to further dilute all shareholders if it meant protecting his position as CEO.

We did not in any way suggest or otherwise imply during our discussions that this or any of the other ideas we were throwing around as potential solutions to set the Company back on the right path towards shareholder value creation were intended as formal proposals to be submitted to the Board for approval.

Your selective disclosure in the 8-K was clearly designed to make it appear that we are seeking to take control of MGT and to divert shareholders' attention away from the real and serious issues facing MGT under your management, which include the following:

- MGT's prolonged dismal financial and stock price performance;

- MGT's history of ill-conceived and poorly executed acquisitions;

- MGT's significant shareholder dilution;

- MGT's poor governance and lack of oversight; and

- MGT's excessive executive compensation.

Mr. Ladd Would Further Dilute Shareholders to Protect His Position at MGT

In fact, the very purpose of our meeting was to express our serious concerns with the dramatic value destruction at MGT following years of underperformance under your watch and to discuss a potential framework for restoring value at the Company. Given the significance of the foregoing issues, we conveyed to you our position that immediate and substantial change is required at MGT before shareholders are further diluted and more value is destroyed. To this, Mr. Ladd responded that he would simply wait until March 6th when the covenant that restricts the Company's ability to issue more shares at prices below $2.50 expires and then issue a substantial number of shares to dilute our voting power and our ability to bring about change. This is the very covenant that we negotiated and insisted upon in order to stop the rampant dilution at the Company.

Such a threat reeks of desperation and illustrates management's attempts to entrench itself and avoid accountability for years of underperformance. What Mr. Ladd perhaps fails to realize is that by threatening to dilute our voting power rather than engage in a meaningful dialogue regarding our serious concerns, he is essentially threatening to further dilute and harm the interests of *all* shareholders. This clearly demonstrates Mr. Ladd's self-interested motive in maintaining the status quo and entrenching management rather than maximizing value for the benefit of all shareholders.

Dismal Financial and Stock Price Performance

The financial and stock price performance of MGT under the stewardship of the current management team and Board has been nothing short of abysmal. We believe the Company lags significantly behind its peers, leaving MGT as an underperformer in the marketplace. If MGT's stock performance is any indication of management's ability to effectively run the Company, the 72.3% deterioration in MGT's stock price since Mr. Ladd became CEO of the Company should alert the Board of the market's concerns about management's abilities. The chart below clearly displays how MGT's stock has fared since Mr. Ladd became CEO in February 2011 against the S&P 500 Index, the Russell 2000 Index and the Market Vectors-Gaming ETF. While the foregoing indices increased by 33.5%, 36.4%, and 57.4% during that time, respectively, MGT's stock declined by a staggering 72.3%.



Further evidencing the Company's dismal financial performance is the fact that in the nine month period ended September 30, 2013, MGT's operations achieved only $193,000 in revenues compared to $336,000 in revenues for the same period a year earlier. While neither figure is indicative of a thriving company, the most recent figure of $193,000 is particularly troubling because it follows MGT's issuance of more than 600,000 shares pursuant to acquisitions with Digital Angel Corporation and FanTD LLC, which, as further described below, resulted in significant shareholder dilution.

Equally as concerning is the fact that during the nine month period ended September 30, 2013, MGT's comprehensive loss was $8,551,000 compared to $2,997,000 during that same period a year earlier. To be fair, we excluded non-cash items from the foregoing numbers and still identified a net loss increase of over 50% during that time. Not surprisingly, we also discovered that stock based compensation was the largest of such non-cash items during both nine month periods. A strategy that yields these numbers is clearly unsustainable. These figures are even more troubling when compared to the S&P 500 Index, the Russell 2000 Index and the Market Vectors-Gaming ETF, which increased approximately 22.7%, 30.4%, and 39.4% during that time, respectively.   MGT is clearly a company headed in the wrong direction and in need of immediate change.

We have serious concerns with MGT's dismal performance under the direction of the current management team, which leads us to question the Board's ability to provide effective oversight of the Company. We believe that it is incumbent upon the Board to ensure that management is creating value for the benefit of all shareholders, not destroying it.

Ill-conceived and Poorly-Executed Acquisitions Have Resulted in Shareholder Dilution

Historically, MGT has issued stock to fund the majority of its expansion efforts, particularly through ill-conceived and poorly executed acquisitions which, as evidenced above, have generated minimal revenue for the Company and instead, have resulted in significant shareholder dilution. MGT's recent actions in the fourth quarter of 2013, including the acquisition of Avcom, Inc. via the issuance of a significant amount of common stock with a promise to tender additional shares if certain milestones are achieved, prove that management is continuing down this destructive path. Additionally, as mentioned above, we are particularly troubled that MGT agreed to give 600,000 shares to pay for FanTD LLC, a business that has significantly contributed to MGT's ever-growing operating losses. The Company's declining stock price makes it abundantly clear that this is hardly an opportune time to continue to devalue shareholders' investment by issuing more shares at such low prices to acquire companies that continue to add little to no value to MGT.

Excessive Executive Compensation

We believe MGT's compensation practices are a hallmark of a company where the interests of shareholders take a back seat to those of management and the Board. We believe that executive compensation should be linked to value delivered to shareholders and that a public company's compensation program should be designed to provide a correlation between the financial success of management and the shareholders. We see no correlation between MGT's poor financial performance and the compensation of its executive officers. Despite the Company's poor operating performance, on November 19, 2012, the Company entered into employment agreements with each of you, which provided for an immediate cash payment of $100,000 and grant of 50,000 shares of restricted common stock in addition to your base salaries of $285,000 and $275,000, respectively. In addition, each of the agreements provides for certain excessive severance payments in the event either of you is terminated under certain circumstances.

Adding insult to injury, on January 26, 2014, just a few weeks after our private meeting, the Board approved amendments to each of your respective employment agreements to effectively extend the term of such agreements for an additional year. It appears quite clearly to us that the Board is not concerned with maximizing shareholder value, but rather lining your pockets and maintaining the status quo.

The Company's executive compensation packages are even more troubling, and their entrenchment effects even more apparent, when analyzed together with the change in control benefits adopted by the Board for certain executives on January 26, 2014. The ultimate job of the Board is to protect shareholder interests and to ensure that management acts in a way that maximizes shareholder value. We question why the Board appears to be more interested in ensuring one last payout for an ineffective management team than in holding senior management accountable for the Company's poor performance.

<u>Immediate Change is Required at MGT</u>

We believe the market's lack of confidence in MGT is largely a result of the poor management execution that has caused enormous destruction of shareholder value. Based on discussions we have had with other shareholders, we are confident that our sentiments are broadly shared. Due to the Company's dismal financial and stock price performance, failed execution and history of ill-conceived acquisitions, we believe immediate and substantial change is required at MGT before shareholders are further diluted and more value is destroyed.

We likewise believe that it is incumbent upon the Board, in accordance with its fiduciary duties, to take all actions necessary to protect the best interests of the shareholders and to ensure that management is effectively running the Company and if not, to find a new management team that is capable of doing so. Due to the Company's unwillingness to expand the Board to include individuals with appropriate gaming business experience and proper corporate governance expertise, we believe that significant change is needed to ensure that appropriate actions are taken to improve execution, drive better financial performance, reconstitute the Board and create value for all shareholders.

We have no doubt that with the right leadership and Board composition, MGT can be a strong industry participant with substantial growth potential. In our view, the path to unlocking the Company's true value, restoring the confidence of the investing public in MGT and enhancing value for all shareholders can only be achieved through a decisive improvement of the Board and an overhaul of the Company's current management team. As the Company's largest unaffiliated common shareholder, we are gravely concerned with the serious issues facing MGT. Our interests are directly aligned with all shareholders. We remain open to discussing ways in which we can work constructively with management and the Board to ensure that MGT is appropriately governed and run in a manner consistent with the best interests of all shareholders.

Best Regards,

/s/ Joshua Silverman

Joshua Silverman
Managing Member